Erayak Power Solution Group Inc.

No. 528, 4th Avenue, Binhai Industrial Park

Wenzhou, Zhejiang, China 325025

August 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Donahue

Re:	Erayak Power Solution Group Inc.
Registration Statement on Form F-3
Filed August 1, 2024 File No. 333-281181

Dear Ms. Donahue,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Erayak Power Solution Group Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, August 9, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP